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October 18, 2023

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ibolya Ignat

Mary Mast

Doris Stacey Gama

Joe McCann

Re:	Jyong Biotech Ltd. Response to the Staff’s Comments on Amendment No. 1 to the Registration Statement on Form F-1 Filed on August 17, 2023 (File No. 333-274042)

Dear Sir and Madam:

On behalf of our client, Jyong Biotech Ltd., a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 14, 2023 on the Company’s registration statement on Form F-1 filed on August 17, 2023 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing amendment No.1 to Registration Statement (the “Amendment No.1”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.1 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.1.

Prospectus Summary

Overview, page 1

1.	We note your response to prior comment 1. Please revise the Summary to explain briefly the term “carotenoid” in order to provide context for your use of the term “carotenoid chylomicrons.”

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.1 on pages 1, 2, 75 and 99 in accordance with the Staff’s instructions.

2.	We note your revised disclosure in response to prior comment 2. Please revise to identify the active constituents in your lead botanical drug candidate, MCS-2. Similarly, disclose the active constituents contained in your other clinical stage botanical drug candidate, PCP, which is “essentially the same in terms of composition of active ingredients” as MCS-2.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.1 on pages 1, 2, 75, 76, 99 and 100 in accordance with the Staff’s instructions.

3.	We note your disclosures here and elsewhere indicating that you have “patented active pharmaceutical ingredients.” Please revise to clarify, if true, that your patents cover certain compositions of carotenoids and chylomicrons.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.1 on page 122 in accordance with the Staff’s instructions.

4.	We note your revised disclosure on page 2 in response to prior comment 2. Regarding your submission of comparative data of API-1 and API-2 for U.S. FDA’s review, please disclose the feedback, if any, that FDA provided to you concerning this submission.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.1 on page 2 in accordance with the Staff’s instructions.

We have been involving in legal proceedings in the ordinary course of our business..., page 28

5.	We note your revised disclosure in the first paragraph indicating that the lawsuit, if not settled, is likely to result in an outcome unfavorable to you. With reference to your disclosure on page F-27, please discuss the financial impact of the lawsuit. To the extent that you presently do not have resources available to pay the settlement or judgment, please revise your liquidity and capital resources discussion accordingly.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.1 on pages 28, 30, 82, 124 and 125 in accordance with the Staff’s instructions.

Botanicals are favored, page 95

6.	With a view to disclosure, please tell us how many botanical drug products to date have received FDA approval. To the extent that only a limited number of botanical drug products are FDA approved, please revise this section to disclose this information and similarly highlight this information in the Summary to convey the novelty and/or challenges of receiving approval for a botanical drug.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.1 on page 98 in accordance with the Staff’s instructions.

Suppliers, page 117

7.	Please revise to explain whether you use one or more suppliers for API-1. Provide the same information for API-2. Also discuss the types of raw materials that you source from suppliers. For instance, please discuss whether your suppliers provide you with whole plants and/or with certain carotenoids or chylomicrons.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.1 on pages 2 and 120 in accordance with the Staff’s instructions.

Regulations, page 123

8.	Please revise your discussion of FDA Regulation and Product Approval to address regulatory issues and technical challenges that are unique to botanical drug products as compared to nonbotanical drugs. In this regard, we refer to the information contained in FDA’s “Botanical Drug Development: Guidance for Industry” available at: https://www.fda.gov/files/drugs/published/Botanical-Drug-Development--Guidance-for-Industry.pdf

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.1 on page 127 in accordance with the Staff’s instructions.

If you have any questions regarding the Amendment No.1, please contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:	Yang Ge